Exhibit 3.2

AMENDMENT NO. 1

TO THIRD AMENDED AND RESTATED BYLAWS

OF AQUA METALS, INC.

Section 2.6 of the Third Amended and Restated Bylaws of Aqua Metals, Inc. is deleted in its entirety and replaced with the following:

“SECTION 2.6. Quorum. Unless otherwise provided by law or the Corporation’s Certificate of Incorporation, one-third (33.33%) of the outstanding shares entitled to vote, present in person, by remote communication, if applicable, or represented by proxy, shall constitute a quorum at a meeting of stockholders. Except as otherwise required by law, abstentions and broker non-votes shall be counted to determine whether a quorum is present. In the absence of a quorum, the meeting may be adjourned, from time to time, by the chairman of the meeting or by vote of a majority of the shares so represented without further notice. At any adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the original meeting. The stockholders present at a meeting may continue to transact business until adjournment, notwithstanding the withdrawal of such number of stockholders as may leave less than a quorum.”